September 29, 2006

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Timothy J. O'Donovan
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive
Rockford, Michigan 49351

Re: **Form 10-K for the year ended December 31, 2005**
        Filed March 15, 2006
        File No. 1-06024

Dear Mr. O'Donovan:

        We reviewed your responses to our prior comments on the above referenced filing
as set forth in your letter dated September 19, 2006 and have the following additional
comments. Please provide a written response to our comments. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

Appendix A. Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2

1.   We note your response to comment 1 in our letter dated September 6, 2006 and
        understand that the treasury shares were issued to fund a portion of your stock
        split. However, it is still unclear to us why your accounting treatment is
        appropriate under GAAP and why the charge to additional paid-in capital should
        represent the amount of previous repurchases over par value on the same class of
        stock. Please tell us what authoritative guidance supports your accounting

treatment if paragraph 12 of APB 6 is not relevant by analogy. In addition, please tell us what the effect would be if you applied APB 6.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. In his absence, direct your questions to William Thompson at (202) 551-3334. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief